UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

MEDIVATION, INC.

(Name of Subject Company)

MEDIVATION, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58501N101

(CUSIP Number of Class of Securities)

Andrew Powell

General Counsel and Corporate Secretary

Medivation, Inc.

525 Market Street, 36th Floor

San Francisco, California 94105

(415) 543-3470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie K. Leigh Kenneth L. Guernsey Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Daniel A. Neff Mark Gordon Gregory E. Ostling Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Medivation, Inc., a Delaware corporation (“Medivation”), with the Securities and Exchange Commission on August 30, 2016 (the “Schedule 14D-9”), relating to the offer by Montreal, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”, or “Pfizer”), to purchase all of the outstanding shares of Medivation’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $81.50 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2016, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and restated by deleting the last sentence under the heading “Golden Parachute Excise Taxes” on page 11 of the Schedule 14D-9 under the section “Golden Parachute Compensation,” and replacing it with the following sentence:

“Medivation has entered into amendments to the CoC Severance Agreements with each of the Affected Individuals setting forth the terms of the Excise Tax Gross-Up Payment for such individual.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the third sentence of the second paragraph under the heading “Antitrust Compliance” on page 50 of the Schedule 14D-9 and replacing it with the following sentences:

“On September 22, 2016, the 15 calendar day waiting period expired in the ordinary course. Accordingly, the Regulatory Condition, as defined in the Offer to Purchase, has been satisfied. The Offer continues to be subject to the other conditions set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(15)	Press Release issued by Pfizer Inc. on September 23, 2016 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDIVATION, INC.

By:	/s/ Andrew Powell
Name:	Andrew Powell
Title:	General Counsel and Corporate Secretary

Dated: September 23, 2016